Exhibit 99.1

Burning Rock Reports Fourth Quarter and Full Year 2022 Financial Results

GUANGZHOU, China, March 28, 2023—Burning Rock Biotech Limited (NASDAQ: BNR and LSE: BNR, the “Company” or “Burning Rock”), a company focused on the application of next generation sequencing (NGS) technology in the field of precision oncology, today reported financial results for the three months and the year ended December 31, 2022.

2022 Business Overview and Recent Updates

•	Corporate

•	Listed on the Main Market of the London Stock Exchange (the “LSE”) by way of a direct listing on November 1, 2022, offering an alternative listing venue in addition to the Nasdaq Global Market.

•	Completed profitability-driven organizational optimization.

•	Early Detection

•	OverCTM Multi-Cancer Detection Blood Test (MCDBT) obtained Breakthrough Device Designation of the U.S. Food and Drug Administration (FDA) in January 2023, the third of its kind globally.

•

THUNDER study for 6-cancer test released on Annals of Oncology in March, 2023, achieving a comparably high sensitivity of 69.1% and a specificity of 98.9% in detecting six cancers, and showing an impressive performance of ELSA-seq using cfDNA in cancer detection and origin prediction.

•

Completed PROMISE study (2,035 participants, 9-cancer test development) in June 2022, continued to carry out PREDICT and PRESCIENT studies (17,000 participants, 22-cancer test development), launched PREVENT study (12,500 subjects, validation) in the second quarter of 2022.

•	Therapy Selection and Minimal Residual Disease (MRD)

•	Gained NMPA approval for a 9-gene panel, the Company’s second NMPA-approved product.

•

Presented additional MRD datasets on colorectal and pancreatic cancers at the ASCO Gastrointestinal Cancers Symposium (ASCO GI) in January 2023. “Patient-specific tumor-informed circulating tumor DNA (ctDNA) analysis for molecular residual disease (MRD) detection in surgical patients with stages I-IV colorectal cancer (CRC)” and “Patient-specific tumor-informed circulating tumor DNA (ctDNA) assay predicts cancer recurrence in patients with resected pancreatic cancer”.

•	Pharma Services

•	Total value of new contracts entered into during 2022 amounted to RMB250 million, representing a 36% increase from 2021.

Fourth Quarter 2022 Financial Results

Revenues were RMB142.2 million (US$20.6 million) for the three months ended December 31, 2022, representing a 3.5% decrease from RMB147.3 million for the same period in 2021.

•

Revenue generated from central laboratory business was RMB72.0 million (US$10.4 million) for the three months ended December 31, 2022, representing a 16.3% decrease from RMB86.0 million for the same period in 2021, primarily attributable to the resurgence of COVID-19 pandemic that resulted in a sharp drop in the number of tests performed.

•

Revenue generated from in-hospital business was RMB42.5 million (US$6.2 million) for the three months ended December 31, 2022, representing a 18.1% decrease from RMB51.9 million for the same period in 2021, driven by a decrease of sales volume as affected by the resurgence of COVID-19.

•

Revenue generated from pharma research and development services was RMB27.7 million (US$4.0 million) for the three months ended December 31, 2022, representing a 193.2% increase from RMB9.5 million for the same period in 2021, primarily attributable to a further increased testing volume performed for our pharma customers.

Cost of revenues was RMB41.0 million (US$5.9 million) for the three months ended December 31, 2022, remaining relatively stable compared to RMB42.0 million for the same period in 2021.

Gross profit was RMB101.3 million (US$14.7 million) for the three months ended December 31, 2022, representing a 3.9% decrease from RMB105.4 million for the same period in 2021. Gross margin was 71.2% for the three months ended December 31, 2022, compared to 71.5% of the same period in 2021. By channel, gross margin of central laboratory business was 75.7% for the three months ended December 31, 2022, compared to 76.7% during the same period in 2021; gross margin of in-hospital business was 63.5% for the three months ended December 31, 2022, compared to 65.9% during the same period in 2021; gross margin of pharma research and development services was 71.2% for the three months ended December 31, 2022, compared to 55.0% during the same period of 2021, primarily due to an increase in test volume of higher margin projects.

Non-GAAP gross profit, which excludes depreciation and amortization expenses, was RMB110.4 million (US$16.0 million) for the three months ended December 31, 2022, representing a 2.8% increase from RMB107.4 million for the same period in 2021. Non-GAAP gross margin was 77.6% for the three months ended December 31, 2022, compared to 72.9% for the same period in 2021.

Operating expenses were RMB318.7 million (US$46.2 million) for the three months ended December 31, 2022, representing a 10.9% decrease from RMB357.5 million for the same period in 2021. The decrease was primarily driven by budget control measures and headcount reduction to improve the Company’s operating efficiency.

•

Research and development expenses were RMB100.8 million (US$14.6 million) for the three months ended December 31, 2022, representing an 10.6% decrease from RMB112.7 million for the same period in 2021, primarily due to (i) a decrease in the expenditure for early cancer detection research, and (ii) a decrease in research and development personnel’s staff cost, partially offset by an increase in amortized expense on share-based compensation to constantly motivate staff.

•

Selling and marketing expenses were RMB85.2 million (US$12.3 million) for the three months ended December 31, 2022, representing a 17.5% decrease from RMB103.2 million for the same period in 2021, primarily due to (i) a decrease in staff cost resulted from the reorganization of the selling department and improvement in operating efficiency; (ii) a decrease in amortized expense on share-based compensation; and (iii) a decrease in advertising and marketing fee.

•

General and administrative expenses were RMB132.7 million (US$19.2 million) for the three months ended December 31, 2022, representing a 6.3% decrease from RMB141.6 million for the same period in 2021, primarily due to (i) a decrease in general and administrative personnel’s staff cost; (ii) a decrease in allowance for credit loss in relation to accounts receivables; and (iii) an increase in depreciation expenses for new buildings.

Net loss was RMB216.2 million (US$31.4 million) for the three months ended December 31, 2022, compared to RMB251.1 million for the same period in 2021.

Cash, cash equivalents, restricted cash and short-term investments were RMB925.3 million (US$134.2 million) as of December 31, 2022.

Full Year 2022 Financial Results

Revenues were RMB563.2 million (US$81.7 million) for 2022, representing a 10.9% increase from RMB507.9 million for 2021.

•	Revenue generated from central laboratory business was RMB314.8 (US$45.6 million) for 2022, remaining relatively stable compared to RMB319.4 million for 2021.

•

Revenue generated from in-hospital business was RMB175.3 million (US$25.4 million) for 2022, representing a 6.2% increase from RMB165.1 million for 2021, primarily due to (i) increased demand from existing hospitals and (ii) demand from eight new contracted partner hospitals added to the Company’s in-hospital channel in 2022.

•

Revenue generated from pharma research and development services was RMB73.2 million (US$10.6 million) for 2022, representing a 212.8% increase from RMB23.4 million for 2021, primarily attributable to increased development and testing services performed for our pharma customers.

Cost of revenues was RMB183.2 million (US$26.6 million) for 2022, representing a 27.5% increase from RMB143.7 million for 2021, primarily due to an increase in cost of revenues for our in-hospital business and pharma research and development services.

Gross profit was RMB380.0 million (US$55.1 million) for 2022, representing a 4.4% increase from RMB364.1 million for 2021. Gross margin decreased to 67.5% for 2022 from 71.7% for 2021.

Non-GAAP gross profit, which excludes depreciation and amortization expenses, was RMB411.0 million (US$59.6 million) for 2022, representing a 11.6% increase from RMB368.2 million for 2021. Non-GAAP gross margin was 73.0% for 2022, compared to 72.5% for 2021.

Operating expenses were RMB1,360.4 million (US$197.2 million) for 2022, representing a 17.2% increase from RMB1,161.2 million for 2021.

•

Research and development expenses were RMB421.9 million (US$61.2 million) for 2022, representing a 14.7% increase from RMB367.9 million for 2021, primarily due to (i) an increase in expenditure for early cancer detection research, (ii) an increase in depreciation expenses for new buildings; and (iii) an increase in amortized expense on share-based compensation.

•

Selling and marketing expenses were RMB370.3 million (US$53.7 million) for 2022, representing a 22.2% increase from RMB303.1 million for 2021, primarily due to (i) an increase in staff cost of sales and marketing personnel in anticipation of the commercialization of our early detection products and pharma research and development services; (ii) an increase in conference fee and marketing fees; and (iii) an increase in amortized expense on share-based compensation.

•

General and administrative expenses were RMB568.3 million (US$82.4 million) for 2022, representing a 15.9% increase from RMB490.3 million for 2021, primarily due to (i) an increase in depreciation expenses for new buildings, and (ii) an increase in allowance for credit loss in relation to accounts receivables; and (iii) an increase amortized expense on share-based compensation.

Net loss was RMB971.2 million (US$140.8 million) for 2022, compared to RMB796.7 million for 2021.

2023 Financial Guidance

We currently expect our full year 2023 revenues to grow approximately 20% over 2022.

Silicon Valley Bank Event

The Company promptly transferred its cash deposits at Silicon Valley Bank to its accounts with other major financial institutions as a result of the Company’s regular risk assessment process. No loss was incurred to such deposits. We maintain bank accounts with a diversified set of financial institutions.

Conference Call Information

Burning Rock will host a conference call to discuss the fourth quarter and full year 2022 financial results at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Hong Kong time) on March 28, 2023.

Please register in advance of the conference using the link provided below and dial in 15 minutes prior to the call, using participant dial-in numbers and unique registrant ID which would be provided upon registering.

PRE-REGISTER LINK: https://register.vevent.com/register/BI1cc3eb383ecf42c6969319f9e9cdd02c.

Additionally, a live and archived webcast of the conference call will also be available on the company’s investor relations website at http://ir.brbiotech.com or through link https://edge.media-server.com/mmc/p/tx2a7ju9.

A replay of the webcast will be available for 12 months via the same link above.

About Burning Rock

Burning Rock Biotech Limited (NASDAQ: BNR and LSE: BNR), whose mission is to guard life via science, focuses on the application of next generation sequencing (NGS) technology in the field of precision oncology. Its business consists of i) NGS-based therapy selection testing for late-stage cancer patients, and ii) cancer early detection, which has moved beyond proof-of-concept R&D into the clinical validation stage.

For more information about Burning Rock, please visit: ir.brbiotech.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Burning Rock may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Burning Rock’s beliefs and expectations, are forward-looking statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Burning Rock’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. All information provided in this press release is as of the date of this press release, and Burning Rock does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Non-GAAP Measures

In evaluating the business, the company considers and uses non-GAAP measures, such as non-GAAP gross profit and non-GAAP gross margin, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The company defines non-GAAP gross profit as gross profit excluding depreciation and amortization. The company defines non-GAAP gross margin as gross margin excluding depreciation and amortization.

The company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The company believe non-GAAP gross profit and non-GAAP gross margin excluding non-cash impact of depreciation and amortization reflect the company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons.

Contact: IR@brbiotech.com

Selected Operating Data

	For the three months ended
	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022
Central Laboratory Channel:
Number of patients tested	7,716	8,155	7,808	8,235	7,743	8,060	7,989	6,419
Number of ordering physicians(1)	1,082	1,013	920	917	994	767	897	797
Number of ordering hospitals(2)	303	300	287	306	318	264	257	238

(1)	Represents physicians who on average order at least one test from us every month during a relevant period in the central laboratory channel.
(2)	Represents hospitals whose residing physicians who on average order at least one test from us every month during a relevant period in the central laboratory channel.

	As of
	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022
In-hospital Channel:
Pipeline partner hospitals(1)	22	22	24	23	24	25	22	28
Contracted partner hospitals(2)	32	34	34	41	41	43	47	49
Total number of partner hospitals	54	56	58	64	65	68	69	77

(1)	Refers to hospitals that are in the process of establishing in-hospital laboratories, laboratory equipment procurement or installation, staff training or pilot testing using the Company’s products.
(2)

Refers to hospitals that have entered into contracts to purchase the Company’s products for use on a recurring basis in their respective in-hospital laboratories the Company helped them establish. Kit revenue is generated from contracted hospitals.

Selected Financial Data

	For the three months ended
Revenues	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022
	(RMB in thousands)
Central laboratory channel	74,561	79,999	78,817	85,976	74,211	78,597	89,992	71,970
In-hospital channel	28,994	40,502	43,714	51,906	48,957	34,177	49,636	42,526
Pharma research and development channel	3,068	6,778	4,084	9,463	12,356	18,072	15,003	27,741
Total revenues	106,623	127,279	126,615	147,345	135,524	130,846	154,631	142,237

	For the three months ended
Gross profit	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022
	(RMB in thousands)
Central laboratory channel	55,212	58,681	58,387	65,985	50,574	57,575	69,991	54,507
In-hospital channel	20,070	29,426	31,111	34,194	33,396	20,012	31,593	26,999
Pharma research and development channel	1,658	2,124	2,098	5,200	3,610	5,015	7,010	19,757
Total gross profit	76,940	90,231	91,596	105,379	87,580	82,602	108,594	101,263

	For the three months ended
Share-based compensation expenses	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022
	(RMB in thousands)
Cost of revenues	339	406	267	492	365	441	481	496
Research and development expenses	22,404	20,825	(9,559)	(4,033)	12,299	11,923	13,978	14,673
Selling and marketing expenses	2,633	2,809	2,044	2,126	1,774	2,158	2,346	2,247
General and administrative expenses	59,382	59,369	60,803	62,126	65,715	62,615	61,041	74,232
Total share-based compensation expenses	84,758	83,409	53,555	60,711	80,153	77,137	77,846	91,648

Burning Rock Biotech Limited

Unaudited Condensed Statements of Comprehensive Loss

(in thousands, except for number of shares and per share data)

	For the three months ended
	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	December 31, 2022
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
Revenues	106,623	127,279	126,615	147,345	135,524	130,846	154,631	142,237	20,622
Cost of revenues	(29,683)	(37,048)	(35,019)	(41,966)	(47,944)	(48,244)	(46,037)	(40,974)	(5,940)

Gross profit	76,940	90,231	91,596	105,379	87,580	82,602	108,594	101,263	14,682
Operating expenses:
Research and development expenses	(77,414)	(108,071)	(69,649)	(112,724)	(119,496)	(92,112)	(109,433)	(100,827)	(14,619)
Selling and marketing expenses	(55,130)	(68,058)	(76,687)	(103,221)	(89,211)	(105,634)	(90,275)	(85,174)	(12,349)
General and administrative expenses	(116,259)	(116,130)	(116,304)	(141,563)	(141,733)	(150,316)	(143,530)	(132,705)	(19,240)

Total operating expenses	(248,803)	(292,259)	(262,640)	(357,508)	(350,440)	(348,062)	(343,238)	(318,706)	(46,208)

Loss from operations	(171,863)	(202,028)	(171,044)	(252,129)	(262,860)	(265,460)	(234,644)	(217,443)	(31,526)
Interest income	787	681	958	1,031	1,832	2,685	2,001	2,838	411
Interest expenses	(510)	(565)	(367)	(94)	119	(29)	12	—	—
Other income (expense), net	118	433	20	(372)	298	127	(189)	(84)	(12)
Foreign exchange gain (loss), net	57	(560)	380	(731)	(777)	624	1,337	365	53

Loss before income tax	(171,411)	(202,039)	(170,053)	(252,295)	(261,388)	(262,053)	(231,483)	(214,324)	(31,074)
Income tax (expenses) benefits	—	(1,626)	(424)	1,151	—	(84)	—	(1,901)	(276)

Net loss	(171,411)	(203,665)	(170,477)	(251,144)	(261,388)	(262,137)	(231,483)	(216,225)	(31,350)

Net loss attributable to Burning Rock Biotech Limited’s shareholders	(171,411)	(203,665)	(170,477)	(251,144)	(261,388)	(262,137)	(231,483)	(216,225)	(31,350)
Net loss attributable to ordinary shareholders	(171,411)	(203,665)	(170,477)	(251,144)	(261,388)	(262,137)	(231,483)	(216,225)	(31,350)
Loss per share for class A and class B ordinary shares:
Class A ordinary shares - basic and diluted	(1.65)	(1.96)	(1.64)	(2.40)	(2.50)	(2.50)	(2.23)	(2.11)	(0.31)
Class B ordinary shares - basic and diluted	(1.65)	(1.96)	(1.64)	(2.40)	(2.50)	(2.50)	(2.23)	(2.11)	(0.31)
Weighted average shares outstanding used in loss per share computation:
Class A ordinary shares - basic and diluted	86,721,263	86,764,260	86,908,975	87,128,297	87,179,752	87,532,539	86,585,322	85,051,882	85,051,882
Class B ordinary shares - basic and diluted	17,324,848	17,324,848	17,324,848	17,324,848	17,324,848	17,324,848	17,324,848	17,324,848	17,324,848
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	14,080	(34,980)	6,146	(24,726)	(3,065)	29,715	20,646	(5,950)	(863)
Total comprehensive loss	(157,331)	(238,645)	(164,331)	(275,870)	(264,453)	(232,422)	(210,837)	(222,175)	(32,213)
Total comprehensive loss attributable to Burning Rock Biotech Limited’s shareholders	(157,331)	(238,645)	(164,331)	(275,870)	(264,453)	(232,422)	(210,837)	(222,175)	(32,213)

Burning Rock Biotech Limited

Unaudited Condensed Statements of Comprehensive Loss

(in thousands, except for number of shares and per share data)

	For the year ended
	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	US$
Revenues	507,862	563,238	81,662
Cost of revenues	(143,716)	(183,199)	(26,561)

Gross profit	364,146	380,039	55,101
Operating expenses:
Research and development expenses	(367,858)	(421,868)	(61,165)
Selling and marketing expenses	(303,096)	(370,294)	(53,688)
General and administrative expenses	(490,256)	(568,284)	(82,393)
Total operating expenses	(1,161,210)	(1,360,446)	(197,246)

Loss from operations	(797,064)	(980,407)	(142,145)
Interest income	3,457	9,356	1,356
Interest expenses	(1,536)	102	15
Other income, net	199	152	22
Foreign exchange loss, net	(854)	1,549	225

Loss before income tax	(795,798)	(969,248)	(140,527)
Income tax expenses	(899)	(1,985)	(288)

Net loss	(796,697)	(971,233)	(140,815)

Net loss attributable to Burning Rock Biotech Limited’s shareholders	(796,697)	(971,233)	(140,815)
Net loss attributable to ordinary shareholders	(796,697)	(971,233)	(140,815)
Loss per share for class A and class B ordinary shares:
Class A ordinary shares - basic and diluted	(7.65)	(9.35)	(1.36)
Class B ordinary shares - basic and diluted	(7.65)	(9.35)	(1.36)
Weighted average shares outstanding used in loss per share computation:
Class A ordinary shares - basic and diluted	86,883,011	86,584,100	86,584,100
Class B ordinary shares - basic and diluted	17,324,848	17,324,848	17,324,848
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	(39,480)	41,346	5,995
Total comprehensive loss	(836,177)	(929,887)	(134,820)
Total comprehensive loss attributable to Burning Rock Biotech Limited’s shareholders	(836,177)	(929,887)	(134,820)

Burning Rock Biotech Limited

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	As of
	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,431,317	905,451	131,278
Restricted cash	7,795	19,817	2,873
Short-term investments	63,757	—	—
Accounts receivable, net	92,197	109,954	15,942
Contract assets, net	42,391	41,757	6,054
Inventories, net	123,210	130,321	18,895
Prepayments and other current assets, net	60,279	51,462	7,462

Total current assets	1,820,946	1,258,762	182,504

Non-current assets:
Equity method investment	910	690	100
Convertible note receivable	—	5,105	740
Property and equipment, net	325,438	251,829	36,512
Operating right-of-use assets	81,007	48,205	6,989
Intangible assets, net	5,150	1,986	288
Other non-current assets	45,136	20,890	3,029

Total non-current assets	457,641	328,705	47,658

TOTAL ASSETS	2,278,587	1,587,467	230,162

Burning Rock Biotech Limited

Unaudited Condensed Consolidated Balance Sheets (Continued)

(in thousands)

	As of
	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	63,080	50,947	7,387
Deferred revenue	142,871	147,633	21,405
Accrued liabilities and other current liabilities	127,892	173,832	25,203
Customer deposits	972	1,803	261
Short-term borrowing	2,370	—	—
Current portion of operating lease liabilities	34,999	37,236	5,399
Total current liabilities	372,184	411,451	59,655

Non-current liabilities:
Non-current portion of operating lease liabilities	49,316	13,551	1,965
Other non-current liabilities	11,776	4,124	598
Total non-current liabilities	61,092	17,675	2,563

TOTAL LIABILITIES	433,276	429,126	62,218

Shareholders’ equity:
Class A ordinary shares	116	117	17
Class B ordinary shares	21	21	3
Additional paid-in capital	4,280,956	4,582,790	664,442
Treasury stock	—	(58,919)	(8,542)
Accumulated deficits	(2,228,713)	(3,199,946)	(463,949)
Accumulated other comprehensive loss	(207,069)	(165,722)	(24,027)

Total shareholders’ equity	1,845,311	1,158,341	167,944

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,278,587	1,587,467	230,162

Burning Rock Biotech Limited

Unaudited Condensed Statements of Cash Flows

(in thousands)

	For the three months ended
	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	US$
Net cash used in operating activities	(112,349)	(67,707)	(9,817)
Net cash used in investing activities	(66,970)	(5,033)	(730)
Net cash used in financing activities	(6,781)	(10,074)	(1,461)
Effect of exchange rate on cash, cash equivalents and restricted cash	(24,498)	(5,924)	(859)
Net decrease in cash, cash equivalents and restricted cash	(210,598)	(88,738)	(12,867)
Cash, cash equivalents and restricted cash at the beginning of period	1,649,710	1,014,006	147,018
Cash, cash equivalents and restricted cash at the end of period	1,439,112	925,268	134,151

	For the year ended
	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	US$
Net cash used in operating activities	(477,886)	(456,808)	(66,231)
Net cash generated from (used in) investing activities	81,697	(7,463)	(1,082)
Net cash used in financing activities	(52,899)	(86,238)	(12,503)
Effect of exchange rate on cash, cash equivalents and restricted cash	(37,006)	36,665	5,316
Net decrease in cash, cash equivalents and restricted cash	(486,094)	(513,844)	(74,500)
Cash, cash equivalents and restricted cash at the beginning of period	1,925,206	1,439,112	208,651
Cash, cash equivalents and restricted cash at the end of period	1,439,112	925,268	134,151

Burning Rock Biotech Limited

Reconciliations of GAAP and Non-GAAP Results

	For the three months ended
	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022
		(RMB in thousands)
Gross profit:
Central laboratory channel	55,212	58,681	58,387	65,985	50,574	57,575	69,991	54,507
In-hospital channel	20,070	29,426	31,111	34,194	33,396	20,012	31,593	26,999
Pharma research and development channel	1,658	2,124	2,098	5,200	3,610	5,015	7,010	19,757
Total gross profit	76,940	90,231	91,596	105,379	87,580	82,602	108,594	101,263
Add: depreciation and amortization:
Central laboratory channel	117	284	1,254	995	2,553	2,545	3,138	3,609
In-hospital channel	79	113	109	130	93	1,428	2,479	2,449
Pharma research and development channel	10	40	19	856	2,493	4,327	2,805	3,065
Total depreciation and amortization included in cost of revenues	206	437	1,382	1,981	5,139	8,300	8,422	9,123
Non-GAAP gross profit:
Central laboratory channel	55,329	58,965	59,641	66,980	53,127	60,120	73,129	58,116
In-hospital channel	20,149	29,539	31,220	34,324	33,489	21,440	34,072	29,448
Pharma research and development channel	1,668	2,164	2,117	6,056	6,103	9,342	9,815	22,822
Total non-GAAP gross profit	77,146	90,668	92,978	107,360	92,719	90,902	117,016	110,386
Non-GAAP gross margin:
Central laboratory channel	74.2%	73.7%	75.7%	77.9%	71.6%	76.5%	81.3%	80.8%
In-hospital channel	69.5%	72.9%	71.4%	66.1%	68.4%	62.7%	68.6%	69.2%
Pharma research and development channel	54.4%	31.9%	51.8%	64.0%	49.4%	51.7%	65.4%	82.3%
Total non-GAAP gross margin	72.4%	71.2%	73.4%	72.9%	68.4%	69.5%	75.7%	77.6%

Burning Rock Biotech Limited

Reconciliations of GAAP and Non-GAAP Results

	For the year ended
	December 31, 2021	December 31, 2022
	(RMB in thousands) RMB
Gross profit:
Central laboratory channel	238,265	232,647
In-hospital channel	114,801	112,000
Pharma research and development channel	11,080	35,392
Total gross profit	364,146	380,039
Add: depreciation and amortization:
Central laboratory channel	2,650	11,845
In-hospital channel	431	6,449
Pharma research and development channel	925	12,690
Total depreciation and amortization included in cost of revenues	4,006	30,984
Non-GAAP gross profit:
Central laboratory channel	240,915	244,492
In-hospital channel	115,232	118,449
Pharma research and development channel	12,005	48,082
Total non-GAAP gross profit	368,152	411,023
Non-GAAP gross margin:
Central laboratory channel	75.4%	77.7%
In-hospital channel	69.8%	67.6%
Pharma research and development channel	51.3%	65.7%
Total non-GAAP gross margin	72.5%	73.0%